Commission File Number: 333-270310

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION

Equifax do Brasil S.A.

Full Name of Registrant

Former Name if Applicable

Avenida Tamboré, 267

Edifício Canopus Corporate Alphaville, 15th floor, Torre Sul, unit 151-A Parte

Address of Principal Executive Office (Street and Number)

Barueri, SP, Brazil, Zip Code 06460-000

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to submit its initial filing on Form 20-F for the fiscal year ended December 31, 2023 (“2023 Form 20-F”) by the prescribed filing date because Registrant requires additional time to review and finalize its financial statements and other disclosures in the Form 20-F and complete its financial statement controls and procedures. Registrant anticipates that it will file its 2023 Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

In addition, Registrant expects to report a material weakness in its internal control over financial reporting in its 2023 Form 20-F related to the ineffective design, implementation, and operation of information technology general controls (ITGCs), in the areas of both user access and program change management for certain information technology systems that affected Registrant’s IT-dependent business processes. The Registrant has been implementing several measures to remediate this material weakness which it expects will improve its internal control over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	John J. Kelly III, Esq.	404	885-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements. All statements that address events or developments that the Registrant expects or anticipates will occur in the future, including statements relating to its beliefs and expectations relating to the filing of the 2023 Form 20-F, disclosures regarding internal controls over financial reporting and remediation of any material weaknesses in its internal controls over financial reporting. The Registrant believes these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations or projections. These risks and uncertainties include, but are not limited to, those described in the Registrant’s Registration Statement on Form S-4/F-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 6, 2023 and subsequent filings with the SEC. As a result of such risks and uncertainties, you are urged not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. The Registrant undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Equifax do Brasil S.A.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2024	By	/s/ John W. Gamble, Jr.
Name: John W. Gamble, Jr.
Title: Chief Executive Officer